UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)
National Coal Corp.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
632381-20-8

(CUSIP Number)
Jeff Brattain
Centaurus Energy Master Fund, LP
3050 Post Oak Blvd., Suite 850
Houston, Texas 77056
Tel. No.: (832) 615-8653

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 17, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	632381-20-8	SCHEDULE 13D	Page	2	of	14	Pages

1	NAMES OF REPORTING PERSONS Centaurus Energy Master Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Inapplicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,209,495

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,209,495

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,209,495

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.4%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	632381-20-8	SCHEDULE 13D	Page	3	of	14	Pages

1	NAME OF REPORTING PERSONS Centaurus Energy, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Inapplicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,209,495

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,209,495

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,209,495

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.4%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	632381-20-8	SCHEDULE 13D	Page	4	of	14	Pages

1	NAMES OF REPORTING PERSONS Centaurus Energy QP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Inapplicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,209,495

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,209,495

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,209,495

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.4%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	632381-20-8	SCHEDULE 13D	Page	5	of	14	Pages

1	NAMES OF REPORTING PERSONS Centaurus Energy Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Inapplicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,209,495

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,209,495

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,209,495

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.4%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	632381-20-8	SCHEDULE 13D	Page	6	of	14	Pages

1	NAMES OF REPORTING PERSONS Centaurus Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Inapplicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,209,495

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,209,495

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,209,495

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.4%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	632381-20-8	SCHEDULE 13D	Page	7	of	14	Pages

1	NAMES OF REPORTING PERSONS John D. Arnold

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Inapplicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,209,495

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,209,495

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,209,495

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.4%

14	TYPE OF REPORTING PERSON

	IN

Page 8 of 14 Pages
AMENDMENT NO. 6 TO SCHEDULE 13D
     This Amendment No. 6 to Schedule 13D is being filed by: Centaurus Energy Master Fund LP (the “Fund”); Centaurus Energy, LP (“CE LP”), as a general partner of the Fund; Centaurus Energy QP, LP (“CE QP LP”), as a general partner of the Fund; Centaurus Energy Partners, LP (“CEP”), as the general partner of each of CE LP and CE QP LP; Centaurus Advisors, LLC, as the general partner of CEP (“Centaurus Advisors”); and John D. Arnold, as the sole and managing member of Centaurus Advisors, in each case relating to National Coal Corp., a Florida corporation (the “Issuer”). This Amendment modifies the original Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 5, 2008, as amended by Amendment No. 1 filed with the SEC on September 11, 2008, Amendment No. 2 filed with the SEC on September 18, 2008, Amendment No. 3 filed with the SEC on October 14, 2008, Amendment No. 4 filed with the SEC on November 4, 2008 and Amendment No. 5 filed with the SEC on November 13, 2008 (as so amended, the “13D”).
Item 4. Purpose of Transaction
     Item 4 of the 13D is amended by adding the following:
     The Fund does not expect that it will continue to attempt to engage in substantive discussions with the Issuer, its management or holders of securities of the Issuer with respect to potential proposals or alternatives with respect to the Issuer and its policies and decisions or potential alternative transactions involving the Issuer, including but not limited to an acquisition of the Issuer. The Fund will continue to monitor the Issuer and its business as the Fund continues to manage its investment in securities of the Issuer. The Fund reserves the right to change its intentions with respect to any or all of the foregoing matters.
     The Fund may dispose of all or a portion of its holdings of securities of the Issuer, including through sales in the open market, in privately negotiated transactions or otherwise. The Fund reserves the right to acquire additional securities (including both equity and debt securities) of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties), through a tender offer or otherwise. In determining from time to time whether to sell the common stock reported as beneficially owned in this Schedule 13D and any other securities (and in what amounts), including the Issuer’s 10.5% senior secured notes, to retain any such securities, or to acquire additional securities of the Issuer, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons.
     As of the date of the filing of this Amendment No. 6, the Fund holds approximately 72% of the Issuer’s 10.5% senior secured notes, which may benefit the Fund in the future, as the Fund may then be in a position to exert certain influence on the Issuer if the Issuer were to need consent of the holders of such notes for any reason. Certain actions under the indenture governing the notes require the consent of holders of notes constituting 66 2/3% of the then outstanding aggregate principal amount of notes. Nonetheless, as previously stated, the Fund may dispose of all or a portion of the securities of the Issuer held by the Fund.
Item 5. Interest in Securities of the Issuer
     Item 5 of the 13D is amended by adding the following:
     (a) After settlement of the trades listed below, the Fund directly owns, and the other Reporting Persons beneficially own, 3,209,495 shares of common stock of the Issuer, which shares represent approximately 9.4% of the Issuer’s outstanding shares of common stock, based on 34,184,824 shares of common stock being issued and outstanding as of May 1, 2009 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 11, 2009.
     (b) After settlement of the trades listed below, the Fund directly owns 3,209,495 shares of common stock of the Issuer.
     (c) The Fund has engaged in the following open market sales of common stock of the Issuer since Amendment No. 5 to the 13D:

Page 9 of 14 Pages

Quantity	Trade Date	Price
20,000	July 17, 2009	$1.15
60,600*	July 20, 2009	$1.155
21,900*	July 20, 2009	$1.17
1,100*	July 20, 2009	$1.19
500*	July 20, 2009	$1.18

*	Trade has not yet settled.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the 13D is amended by adding the following:
     The information provided in Item 5(c) above is hereby incorporated by reference herein.
Item 7. Material to Be Filed as Exhibits
Exhibit 99.1     Joint Filing Statement (filed herewith).

Page 10 of 14 Pages
Signatures
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 22, 2009

CENTAURUS ENERGY MASTER FUND, LP

By:	Centaurus Energy, LP, General Partner
By:	Centaurus Energy Partners, LP, General Partner
By:	Centaurus Advisors, LLC, General Partner

By:	*[see signature below]
Name:	John D. Arnold
Title:	Manager

By:	Centaurus Energy QP, LP, General Partner
By:	Centaurus Energy Partners, LP, General Partner
By:	Centaurus Advisors, LLC, General Partner

By:	*[see signature below]
Name:	John D. Arnold
Title:	Manager

CENTAURUS ENERGY L.P.

By:	Centaurus Energy Partners, LP, General Partner
By:	Centaurus Advisors, LLC, General Partner

By:	*[see signature below]
Name:	John D. Arnold
Title:	Manager

CENTAURUS ENERGY QP, L.P.

By:	Centaurus Energy Partners, LP, General Partner
By:	Centaurus Advisors, LLC, General Partner

By:	*[see signature below]
Name:	John D. Arnold
Title:	Manager

Page 11 of 14 Pages

CENTAURUS ENERGY PARTNERS, LP

By:	Centaurus Advisors, LLC, General Partner

By:	*[see signature below]
Name:	John D. Arnold
Title:	Manager

CENTAURUS ADVISORS, LLC

By:	*[see signature below]
Name:	John D. Arnold
Title:	Manager

JOHN D. ARNOLD, individually and in each of the respective capacities set forth above

/s/ John D. Arnold

Page 12 of 14 Pages
EXHIBIT INDEX

Exhibit 99.1	Joint Filing Statement (filed herewith).